MEDICURE INC.

MANAGEMENT PROXY CIRCULAR

September 12, 2008

MEDICURE INC.

MANAGEMENT PROXY CIRCULAR

MANAGEMENT SOLICITATION

     This management proxy circular is furnished to the shareholders in connection with the solicitation of proxies by and on behalf of the management of Medicure Inc. (the "Corporation") for use at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held at The Fairmont Winnipeg, 2 Lombard Place, Winnipeg, Manitoba on Wednesday, October 29, 2008 at 4:00 p.m. (Central time) for the purposes set out in the notice of the Meeting (the "Notice of Meeting"). This solicitation is made by the management of the Corporation.

     Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Corporation held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs of soliciting proxies will be borne by the Corporation.

     Except as otherwise stated, the information contained herein is given as of September 12, 2008.

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed instrument of proxy, Dr. Albert D. Friesen, President, Chairman, Chief Executive Officer ("CEO") and a director of the Corporation, and Dwayne Henley, CA, Chief Financial Officer and Secretary of the Corporation (the "Management Designees"), have been selected by the directors of the Corporation and have indicated their willingness to represent as proxies the shareholders who appoint them.

     A shareholder has the right to designate a person or company (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person or company to be designated and striking out the names of the Management Designees, or by completing another proper instrument of proxy and delivering the instrument of proxy. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

     An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof.

     A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In accordance with section 148(4) of the Canada Business Corporations Act, in addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at 30th Floor, 360 Main Street, Winnipeg, Manitoba, R3C 4G1.

Medicure Inc. Management Proxy Circular	Page 3

VOTING OF PROXIES

     The common shares represented by the proxy will be voted or withheld from voting on any ballot that may be called for in accordance with your instructions in the instrument of proxy and where a choice with respect to any matter to be acted upon has been specified in the proxy, the common shares will be voted in accordance with the specification so made. If a choice is not specified, it is intended that the person designated by management of the Corporation in the accompanying proxy will vote the common shares represented by the proxy in favour of each matter identified in the proxy.

     The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this management proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

NON-REGISTERED HOLDERS

     Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders due to the fact that the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person (the "Non-Registered Holder") is not a registered shareholder in respect of common shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this management proxy circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which indicates the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In such instance, the Non- Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. The proxy authorization form typically consists of a one page pre-printed form. However, on occasion, instead of the one page pre- printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for that form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions, affix it to the form of proxy, properly complete and return the signed form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

Medicure Inc. Management Proxy Circular	Page 4

     In either case, the purpose of this procedure is to permit Non-Registered Holders to effectively direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     As at September 12, 2008, the Corporation had 130,307,552 common shares issued and outstanding, each carrying the right to one vote per share. Each person who is a holder of record of common shares of the Corporation at the close of business on September 23, 2008 (the "Record Date") will be entitled to notice of and to attend the Meeting and to vote at the Meeting the number of common shares held by such holder on the Record Date.

     Except as disclosed below, as at September 12, 2008, no person or company, to the knowledge of the directors and officers of the Corporation, beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Name	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Common Shares
Lars Henrik Hoie	20,018,230	15.36%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     No director, executive officer, proposed nominee for election as a director nor their respective associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at this Meeting other than the election of directors.

EXECUTIVE COMPENSATION - STATEMENT OF EXECUTIVE COMPENSATION

A. Compensation of Named Executive Officers

     The Corporation had four named executive officers during the year end May 31, 2008: Dr. Albert D. Friesen, President, Chairman, and Chief Executive Officer; Dr. Charles Gluchowski, Vice President, Research and Development; Dawson Reimer, Vice President, Operations; and Derek Reimer, Chief Financial Officer and Secretary of the Corporation.

     The following table provides a summary of all compensation earned by the named executive officers of the Corporation for the fiscal year ended May 31, 2008.

Medicure Inc. Management Proxy Circular	Page5

Name and Principal Position		Annual Compensation					Long Term Compensation
					Other	Securities	Restricted	Long Term	All Other
	Fiscal	Salary		Bonus	Annual	Under	Shares or	Incentive	Compensation
	Year	($)		($)	Compensation	Options/	Restricted	Plan Payouts	($)
					($)	SARs	Share Units	($)
						Granted (#)

Albert D. Friesen, PhD,	2008	266,500	(1)	Nil	6,000(4)	Nil	Nil	Nil	Nil
President, Chief	2007	239,333		50,000(1)	6,000	150,000	Nil	Nil	Nil
Executive Officer, and	2006	Nil		Nil	6,000	150,000	Nil	Nil	Nil
Chairman

Charles Gluchowski,	2008	USD		Nil	Nil	Nil	Nil	Nil	130,000
PhD, Vice President,		112,748
Research and	2007	USD		Nil	Nil	150,000	Nil	Nil	Nil
Development(2)		179,172

Dawson Reimer	2008	120,417		Nil	Nil	Nil	Nil	Nil	Nil
Vice President,	2007	98,333		Nil	Nil	100,000	Nil	Nil	Nil
Operations	2006	84,167		Nil	Nil	65,000	Nil	Nil	Nil

Derek G. Reimer, CA (3) ,	2008	148,333		Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer	2007	128,333		Nil	Nil	190,000	Nil	Nil	Nil
and Secretary	2006	108,333		Nil	Nil	45,000	Nil	Nil	Nil

(1)

Albert D. Friesen was paid an aggregate of $266,500 by A.D. Friesen Enterprises Ltd. to provide services to the Corporation. See "Executive Compensation - Statement of Executive Compensation - Compensation of Executive Officers". See Section "Interest of Insiders in Material Transactions" for more information on these and other contracts.

(2)

Charles Gluchowski was appointed Vice President, Research and Development of the Corporation on August 10, 2006. Dr. Gluchowski provided his services to the Corporation through a consulting agreement with CanAm Bioresearch Inc. The consulting agreement was terminated April 10, 2008. Dr. Gluchowski was entitled to $130,000 in termination pay.

(3)	Derek Reimer resigned as Chief Financial Officer on June 20, 2008 and was replaced by Dwayne Henley.

(4)	Albert D. Friesen received a monthly car allowance of $500.

B. Stock Option Plan

     The Corporation has a stock option plan (the "Plan") for directors, key officers, employees and consultants. In 2007, shareholders approved an amendment to the Plan to transform it into a percentage-based plan or "rolling plan". The Plan, as so amended, permits the Corporation to grant options to purchase common shares from time to time provided that the number of common shares reserved for issuance pursuant to outstanding options does not exceed 10% of the total number of common shares issued and outstanding at the date of any such grant. As at September 12, 2008, the maximum number of common shares available under the Plan was 13,030,755, being 10% of the 130,307,552 issued and outstanding common shares as at such date. Under the rules of the Toronto Stock Exchange ("TSX"), a rolling plan must be re-approved by shareholders every three years.

     Any increase in the number of outstanding common shares of the Corporation will result in an increase in the number of common shares that are available to be issued under the Plan, and any exercise of an option previously granted under the Plan will result in an additional grant being available under the Plan. If any option expires or otherwise terminates without having been exercised in full, the number of common shares in respect of such expired or terminated options, as the case may be, would again be available for the purposes of option grants under the Plan.

     Options granted pursuant to the Plan will not exceed a term of ten years and are granted at an option price and with vesting dates which the directors determine are necessary to achieve the goals of

Medicure Inc. Management Proxy Circular	Page 6

the Plan and in accordance with regulatory policies. Each option entitles the holder thereof to purchase one common share on the terms set forth in the Plan and in such participant's specific stock option agreement. The option price may not be less than the closing price of the Corporation's common shares on the TSX on the last trading day immediately preceding the day on which the option is granted.

     The number of common shares issuable to insiders collectively at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares. The number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares.

     Upon the death of an optionee, all vested options on the date of death remain exercisable for a period of twelve months thereafter or until the expiry time, whichever is sooner, and automatically terminate if not exercised within such period or before such expiry time, as applicable. Upon the cessation of the optionee's employment with the Corporation for any reason, any options that were vested at the time of such cessation may be exercised by such optionee for a period of 90 days after the date of such cessation or until the expiry time, whichever is sooner, and automatically terminate if not exercised within such period or before such expiry time, as applicable.

     Options are not transferable or assignable with the exception of the assignment to a legal representative of the estate of the optionee upon the death of the optionee.

     The Board has the power to make all amendments to the Plan and outstanding awards thereunder without the approval of the shareholders of the Corporation, other than certain amendments which will require shareholder approval. The amendments which could be made by the Board include, without limitation, changes to the terms and conditions and procedures dealing with the granting, vesting and exercise of awards under the Plan, changes to the administrative provisions of the Plan and changes to clarify ambiguous provisions in the Stock Option Plan, provided that such changes shall not adversely affect outstanding options without the consent of the option holder. The shareholders will be required to approve any amendment to the Plan or any outstanding award thereunder which:

(i)	increases the percentage of the issued and outstanding common shares that may be reserved for issuance under the Plan;

(ii)	reduces the exercise price of an option granted to an insider; or

(iii)	extends the period available to exercise an option granted to an insider other than in connection with a trading blackout as described below.

     Under the Corporation's insider trading policies, directors, officers and specified employees are restricted from trading in securities of the Corporation during periodic trading blackouts imposed by the Corporation. The Plan provides that where an award holder is unable to exercise an award that would otherwise expire during, or within ten business days immediately following, a trading blackout imposed by the Corporation, the award will continue to be exercisable until the tenth business day following the expiry of the trading blackout.

     The following table provides a summary of outstanding stock options and securities available for issuance under the Plan as at May 31, 2008.

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Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding all securities reflected in column (a))
Stock Option Plan	6,417,683	$.084	6,613,072
Equity compensation plans not approved by shareholders	Not applicable	Not applicable	Not applicable
Total	6,417,683	$.084	6,613,072

     The aggregate number of common shares that may be reserved for issuance at any time pursuant to options granted under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, is currently a maximum of 10% (13,030,755) of the issued and outstanding common shares.

     The following information is provided as of September 12, 2008:

Plan	# of Common Shares Issued and Issuable Under Security Based Compensation Arrangement	% of Outstanding Common Shares
Stock Option Plan	13,030,755	10%

     As of September 12, 2008, there are approximately 7,302,960 common shares issuable upon the exercise of outstanding options, representing approximately 5.6% of the issued and outstanding common shares, 1,924,305 common shares have been issued upon the exercise of options granted under the Plan, representing approximately 1.5% of the issued and outstanding common shares, and 5,727,795 common shares remain available for issuance, representing approximately 4.4% of the issued and outstanding common shares.

     During the period from June 1, 2007 to May 31, 2008 options to purchase 4,435,649 common shares, representing 3.4% of the common shares outstanding, were granted under the plan at exercise prices ranging from $.09 to $1.42. Details of incentive stock options granted during the fiscal year ended May 31, 2008 by named executive officers are shown in the table set out below. In addition, during the fiscal year ended May 31, 2008, certain directors were granted a total of 230,000 and 50,000 options (excluding Albert D. Friesen - see below), with an exercise price of $0.98 and $0.94, respectively. These options expire on December 11, 2017 and October 18, 2017, respectively. During the financial year ended May 31, 2008 no stock appreciation rights ("SARs") were granted to named executive officers and, as at May 31, 2008, no SARs were outstanding.

Medicure Inc. Management Proxy Circular	Page 8

C. Option Grants During Last Fiscal Year

Name	Securities Under	% of Total Options	Exercise Price	Market Value of	Expiration Date
	Options Granted	Granted to	($/Security)	Securities
		Employees in		Underlying Options
		Financial Year		on the Date of Grant
($/Security)
Albert D. Friesen, PhD, President, Chief Executive Officer, and Chairman	Nil	Nil	-	-	-
Charles Gluchowski, PhD, Vice President, Research and Development *	Nil	Nil	-	-	-
Dawson Reimer Vice President, Operations	Nil	Nil	-	-	-
Derek G. Reimer, CA, Chief Financial Officer and Secretary	Nil	Nil	-	-	-

* Dr. Gluchowski provided his services to the Corporation through a consulting contract with CanAm Bioresearch Inc. The contract was terminated April 10, 2008.

D. Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

     The following table sets forth details of all exercises of incentive stock options during the fiscal year ended May 31, 2008 by named executive officers and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on	Value Realized ($)	Unexercised Options at	Value of Unexercised
	Exercise (#)		Fiscal Year-End (#)	in-the-Money Options
			Exercisable/	at Fiscal Year-End ($)
			Unexercisable	Exercisable/
Unexercisable

Albert D. Friesen, PhD, President, Chief Executive Officer, and Chairman	Nil	Nil	250,000/150,000	Nil/Nil
Charles Gluchowski, PhD, Vice President, Research and Development *	Nil	Nil	83,333/Nil	Nil/Nil
Dawson Reimer, Vice President, Operations	Nil	Nil	106,666/88,334	Nil/Nil
Derek G. Reimer, CA, Chief Financial Officer and Secretary	Nil	Nil	123,333/141,667	Nil/Nil

* Dr. Gluchowski provided his services to the Corporation through a consulting contract with CanAm Bioresearch Inc. The contract was terminated April 10, 2008.

E. Pension Plans

     The Corporation does not provide retirement benefits for directors or officers.

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F. Employment and Consulting Contracts of Executive Officers

     The Corporation has a consulting agreement whereby Dr. Albert D. Friesen, through his personal consulting company, A.D. Friesen Enterprises Ltd., provides management services to the Corporation. Pursuant to this agreement, Dr. Friesen serves the Corporation as President, Chairman and Chief Executive Officer in consideration for consulting fees of $275,000 annually, payable in equal monthly installments. Dr. Friesen is also eligible for bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. The term of the agreement is to December 31, 2008 and will automatically renew for one year unless terminated by either party The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-solicitation provisions. Dr. Friesen is also entitled to 24 months of severance payments ($550,000) in the event of termination or voluntary resignation after a specified change in control. Dr. Friesen's stock option agreements under the Plan provide that the vesting and exercisability of his options will accelerate in full in the event his employment is terminated or voluntarily terminated for specified reasons within 60 days after a specified change in control.

     Dr. Charles Gluchowksi served the Corporation as Vice President, Research and Development through a consulting contract with CanAm Bioresearch Inc. ("CanAm") in consideration for consulting fees of US$195,000 annually, payable in equal semi-monthly installments. The agreement was terminated April 10, 2008.

     Dawson Reimer serves the Corporation as Vice President, Operations in consideration for an annual salary of $135,000 payable in equal semi-monthly installments. Mr. Reimer is also entitled to 12 months of severance payments ($135,000) in the event of termination or voluntary resignation after a specified change in control. Mr. Reimer's stock option agreements under the Plan provide that the vesting and exercisability of his options will accelerate in full in the event his employment is terminated or voluntarily terminated for specified reasons within 60 days after a specified change in control.

     Derek G. Reimer served the Corporation as Chief Financial Officer and Secretary for the year ended May 31, 2008, in consideration for an annual salary of $160,000 payable in equal semi-monthly installments. In the event of a change in control, Mr. Reimer was entitled to the same terms as described above for Dawson Reimer. Derek Reimer resigned after the year end, effective June 20, 2008.

G. Compensation of Directors

     The Corporation provides $2,000 per quarterly meeting personally attended and $1,000 per quarterly meeting attended via telephone and $1,500 per committee meeting, in cash compensation, to those of its directors who are not "insiders" (as that term is defined in Part XI of The Securities Act(Manitoba)) of the Corporation other than by virtue of the fact that they are directors of the Corporation. The Corporation also provides an additional annual retainer of $10,000 to the independent Chairs. The Corporation does not provide any cash compensation for its directors who are also insiders (as that term is defined in Part XI of The Securities Act(Manitoba)) of the Corporation for their services as directors. The Corporation has also issued stock options to its directors. See "Executive Compensation - Statement of Executive Compensation - Incentive Stock Options".

H. Composition of the Executive Compensation, Nominating and Corporate Governance Committee

     During the fiscal year ended May 31, 2008, the Executive Compensation, Nominating and Corporate Governance Committee was comprised of the following individuals:

Dr. Arnold Naimark
Gerald McDole

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Peter Quick
Kishore Kapoor
David Banks

I. Report on Executive Compensation

     The Executive Compensation, Nominating and Corporate Governance Committee is responsible for reviewing the Corporation's compensation policies and the compensation of the Corporation's executive officers. The Executive Compensation, Nominating and Corporate Governance Committee makes recommendations to the Board, which has final approval on such matters.

     The Corporation's compensation policies are intended to attract, retain, motivate and reward qualified, experienced and key executive officers who will contribute to the success of the Corporation. In determining the compensation packages for executive officers, the Executive Compensation, Nominating and Corporate Governance Committee assesses the responsibility and experience required for the position to ensure that it reflects the contribution expected from each executive officer. The level of compensation paid to each executive is based, in part, on the executive's overall experience, responsibility and performance. The Executive Compensation, Nominating and Corporate Governance Committee also intends for the compensation packages of executive officers to be competitive with compensation packages offered by other biotechnology companies.

     The Corporation has established an incentive stock option plan for its directors, key officers, employees and consultants. Options are granted to executive officers on the basis of position and performance and are designed to align the long-term interests of executive officers with the long-term interests of shareholders and long-term objectives of the Corporation. The Corporation may also provide annual incentive compensation to the executive officers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives determined by the Board.

     The Executive Compensation, Nominating and Corporate Governance Committee considers with particular care the compensation of the Corporation's Chairman, Chief Executive Officer and President and recommends such compensation for approval. The Corporation's Chairman, Chief Executive Officer and President's base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience. The Chief Executive Officer's base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies. The Executive Compensation, Nominating and Corporate Governance Committee recommends such compensation to the Board for approval. Overall, the Committee bases its compensation decision on evidence that the Chief Executive Officer is providing leadership to improve shareholder value in both the short and long term. Dr. Albert D. Friesen is the Chairman, Chief Executive Officer and President of the Corporation.

Presented by the Executive Compensation, Nominating and Corporate Governance Committee

Dr. Arnold Naimark (Chairperson)
Gerald McDole
Peter Quick
Kishore Kapoor
David Banks

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J. Performance Graph

     The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation since May 31, 2004 (1) to the cumulative total return of the S&P/TSX Composite Index, with the 2004 value of each date series set at 100.

	2004	2005	2006	2007	2008
Medicure Inc.	100	56	92	66	4
S&P/TSX Composite Index	100	114	140	167	175

(1)

The Corporation began operations in 1997 and its common shares were listed on the Alberta Stock Exchange (a predecessor of the TSX Venture Exchange) from November 22, 1999 to March 14, 2002. The common shares commenced trading on the TSX on March 15, 2002. The above results are for the period from May 31, 2004 to May 31, 2008.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     None of the directors, executive officers, or senior officers or employees of the Corporation or persons who were directors, executive officers or senior officers of the Corporation at any time during the last completed fiscal year of the Corporation ended May 31, 2008, none of the proposed nominees for election as directors of the Corporation and none of the associates of such persons are or have been indebted to the Corporation at any time during such periods. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

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INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Corporation as of March 1, 2002 and subsequently amended on March 1, 2005. Pursuant to this agreement, the Corporation leases approximately 4,000 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264.

     Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a personal consulting company, A.D. Friesen Enterprises Ltd. which entered into a consulting contract with the Corporation as of October 1, 2007. Pursuant to this agreement, Dr. Friesen serves the Corporation as President and Chief Executive Officer in consideration for an annual consulting fee of $275,000 payable in equal monthly installments. Dr. Friesen is also eligible for bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. The term of the agreement is to December 31, 2008 and will automatically renew for one year unless terminated by either party The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-solicitation provisions. Dr. Friesen is also entitled to 24 months of severance payments ($550,000) in the event of termination or voluntary resignation after a specified change in control.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Financial Statements

     The Board has approved the financial statements for the year ending May 31, 2008, and the auditors' report thereon.

B. Election of Directors

     The present term of office of each director will expire immediately prior to the election of directors at the Meeting. It is proposed that each of the five nominees whose name appears hereunder be elected as a director of the Corporation to serve until the close of the next annual meeting of shareholders or until his successor is elected or appointed. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the shares represented by proxies for the election of such other person or persons as directors as may be nominated in accordance with the best judgement of management.

     Information in the table below as to shares beneficially owned, or controlled or directed, directly or indirectly, by each nominee, as of the date of this Management Information Circular, not being within the knowledge of the Corporation, has been furnished by each of the respective nominees.

Medicure Inc. Management Proxy Circular	Page 13

Name and Present Position with the Corporation	Common Shares Benefically Owned, Controlled or Directed	Director Since	Principal Occupation During the Last Five Years
Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada, President, Chief Executive Officer, Chairman and Director	8,007,699 (6.15%)	Jun. 10/98

Dr. Friesen is President, Chief Executive Officer, Chairman and a director of the Corporation. Dr. Friesen is also currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg, that he founded in 1997. He was President and a director of Viventia Biotech Inc. (formerly Novopharm Biotech Inc.), a TSX listed company, from August 1995 to July 1998.

Dr. Arnold Naimark,(1) Director, Winnipeg, Manitoba, Canada	Nil	Feb. 28/00

Dr. Naimark is currently President Emeritus, Dean of Medicine Emeritus, Professor of Medicine and Physiology at the University of Manitoba, the Director of the Centre for the Advancement of Medicine and the founding Chair of the Canadian Health Services Research Foundation and the Canadian Biotechnology Advisory Committee.

Gerald P. McDole,(1) Director, Mississuaga, Ontario, Canada	10,000 (0.01%)	Jan. 16/04

Mr. McDole is currently a director of several Canadian healthcare companies. Mr. McDole recently retired as President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President.

Peter Quick,(1) Director, Mill Neck, New York, USA	Nil	Nov. 29/05

Mr. Quick currently serves on the Board of Directors for Reckson Associates, the Board of Directors for Fund For The Poor, the Board of Governors of St. Francis Hospital on Long Island, and the National Selection Committee for the Jefferson Scholars Program of the University of Virginia. Mr. Quick is past President and CEO of Quick & Reilly, Inc. and a former President of the Amex. Mr. Quick has also served on the Board of Governors of the Chicago Stock Exchange and as Chairman of the Midwest Securities Trust Company.

David Banks,(1) Director, Toronto, Ontario, Canada	969,565 (.74%)	December 5, 2007

Mr. Banks is presently a Principal of Carlyle Banks & Company Inc, a Toronto-based investment banking firm. Mr. Banks has nearly 20 years of experience at The Chase Manhattan Bank (now known as JPMorgan Chase), a leading global financial services firm, where he held various roles including Senior Vice President. Additionally, Mr. Banks has served as AT&T Capital Corporation's Chief Executive Officer. AT&T Capital was the fifth largest leasing company in the world, operating in 26 countries. Prior to his current role at Carlyle Banks & Company, Mr. Banks held the position of Vice Chairman of Lawrence & Company Inc., a Toronto-based global asset management firm with interests and investments in various sectors in Canada and throughout the world.

(1) Member of the Audit and Finance Committee and the Executive Compensation, Nominating and Corporate Governance Committee.

     Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote "For" the election of the above nominees as directors of the Corporation. To be effective, the

Medicure Inc. Management Proxy Circular	Page 14

resolution must be passed by a majority of the votes cast by shareholders in person or by proxy at the Meeting. Management recommends a vote "For" the resolution electing the above nominees.

C. Appointment and Remuneration of Auditors

     Management proposes to re-appoint KPMG LLP ("KPMG"), Chartered Accountants, of Winnipeg, Manitoba, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG LLP was first appointed auditor of the Corporation on August 15, 2000.

     Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote "For" the re-appointment of KPMG as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors. To be effective, the resolution must be passed by a majority of the votes cast by shareholders in person or by proxy at the Meeting. Management recommends a vote "For" the resolution re-appointing KPMG as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors.

D. Amendments to By-Law

     The Company proposes to amend its by-laws to clarify that (i) a share certificate is required to register the transfer of certificated shares, but not for a transfer of uncertificated shares; and (ii) where a share certificate is issued, it must meet the requirements set out in the by-law (together, the "By-Law Amendments"). The text of the resolution approving the By-Law Amendments is set out in Schedule "A".

     Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote "For" the resolution set out in Schedule "A". To be effective, the resolution must be passed by a majority of the votes cast by shareholders in person or by proxy at the Meeting. Management recommends a vote "For" the resolution approving and confirming the By-Law Amendments.

E. Amendment of Shareholder Rights Plan

     The shareholder rights plan (the "Rights Plan") was first adopted on August 25, 2005. At the Meeting, shareholders will be asked to approve amendments to the Rights Plan to make it effective for another three year term. If shareholders do not approve the Rights Plan, as so amended, the Rights Plan will terminate at the close of business on the date of the Meeting.

     Purpose of the Rights Plan

     The Rights Plan is intended to address the concern that Canadian take-over bid rules (i) provide too short a response time for companies that are subject to unsolicited take-over bids; (ii) permit certain bids that do not include all shareholders; and (iii) create pressure to tender to avoid being left with illiquid or minority discounted shares. To remedy these concerns, the Rights Plan encourages a potential acquiror to proceed by way of a Permitted Bid, as defined below. The Rights Plan is designed to give the Corporation's shareholders sufficient time to properly assess a take-over bid without undue pressure, to give the Corporation's board of directors time to consider alternatives designed to ensure the Corporation's shareholders receive full and fair value for their common shares, and to provide shareholders of the Corporation with equal treatment in a take-over bid.

     In recent years, many Canadian companies have adopted shareholder rights plans, and the terms of such plans have evolved to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities, and the views of third-party commentators. The proposed Rights Plan reflects this evolution.

Medicure Inc. Management Proxy Circular	Page 15

     Summary of the Rights Plan

     The following is a summary of the principal terms of the Rights Plan, as amended, which is qualified in its entirety by reference to the text of the Rights Plan.

     Term

     If amended as described above, the term of the Rights Plan will end on the date of the Corporation's annual meeting of Shareholders, or any adjournment thereof, to be held in 2011, at which time the Rights expire unless they are terminated, redeemed, or exchanged earlier by the Board of Directors.

     Issue of Rights

     To implement the Rights Plan, the board of directors authorized the issuance of share purchase rights ("Rights") to the shareholders of the Corporation at the rate of one Right for each common share outstanding as at 5:00 p.m. (Winnipeg time) on August 25, 2005 (the "Record Time"). In addition, one Right will be issued with each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights. The Corporation entered into a rights plan agreement dated August 25, 2005, which will be amended by agreement effective October [29th], 2008, with Computershare Trust Company of Canada, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters, including those described in this Management Proxy Circular.

     Rights Exercise Privilege

     The Rights will trigger (i.e. separate from the Corporation's common shares) (the "Separation Time") and will become exercisable eight trading days after a person (an "Acquiring Person") becomes the beneficial owner of 20% or more of, or commences or announces a take-over bid for, the Corporation's outstanding common shares (defined to include the common shares of the Corporation and any other shares or voting interests that the Corporation may issue that carry voting rights relating to the election of directors), other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). The acquisition by an Acquiring Person of 20% or more of the common shares is referred to as a "Flip-in Event".

     Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than a 20% of the Corporation's common shares to do so by way of a Permitted Bid or Competing Permitted Bid or to make a take-over bid which the board of directors considers to represent the full and fair value of the Corporation's common shares.

     Prior to the rights being triggered, they will have no value and no dilutive effect on the Corporation's common shares.

     Flip-In Event

     A Flip-in Event is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, each Right (except for Rights beneficially owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms of the Rights Plan that number of common shares of the Corporation having an aggregate Market Price (as defined in the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price. Accordingly, if one assumes a market price of $2.00 per share, each Right allows a shareholder to

Medicure Inc. Management Proxy Circular	Page 16

purchase 200 shares for $200 effectively acquiring the shares at 50% of the current market price and resulting in the issue of 200 shares for each Right thus creating substantial dilution.

     The Rights Plan provides that, upon the occurrence of a Flip-in Event, Rights that are beneficially owned by: (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person; shall become null and void without any further action and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

     Acquiring Person

     An Acquiring Person is a person who beneficially owns (as defined in the Rights Plan) twenty percent (20%) or more of the voting shares of the Corporation. An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of Permitted Bids, Competing Permitted Bids and certain other exempt transactions such as a Lock-up Agreement (as defined below).

Permitted Bids and Competing Permitted Bids

     A "Permitted Bid" is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

(1)	the bid must be made to all holders of record of common shares;

(2)	the bid must be open for a minimum of 60 days following the date of the bid and no shares may be taken up prior to such time;

(3)

take-up and payment for shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding common shares exclusive of shares held by the person responsible for triggering the Flip-in Event or any person who has announced a current intention to make, or who is making, a take-over bid for the shares of the Corporation and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

(4)	shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

(5)

if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid should they so wish and must make a public announcement to such effect.

     A "Competing Permitted Bid" is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Permitted Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the 60th day after the date on which the earliest Permitted Bid then in existence was made.

     Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the board of directors and may be taken directly to the shareholders of the Corporation. Acquisitions of Common

Medicure Inc. Management Proxy Circular	Page 17

Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in-Event.

     Lock-up Agreement

     A "Lock-Up Agreement" is an agreement between an Offeror (as defined in the Rights Plan) and a person (the "Locked-up Person") whereby the Locked-up Person agrees to deposit or tender Voting Shares held by the Locked-up Person to the Offeror's take-over bid provided that the agreement permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another take-over bid or to support another transaction that contains an offering price for each Voting Share that is higher than the offering price contained in or proposed to be contained in the Lock-Up Bid.

     Certificates and Transferability

     Prior to separation, the Rights will be evidenced by a legend imprinted on the common share certificates of the Corporation and will not be transferable separately from the common shares. Common share certificates do not need to be exchanged to entitle a shareholder to these Rights. This legend will be on all new share certificates issued by the Corporation. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Corporation's common shares.

     Redemption and Waiver

     The board of directors may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right (the "Redemption Price"), appropriately adjusted in certain events. Rights will be deemed to automatically be redeemed at the Redemption Price where a person who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid otherwise exempted by the Board, takes up and pays for the Corporation's shares under the terms of the bid. If the board of directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and each Right will, after redemption, be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the board of directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding. The board of directors of the Corporation may also waive the application of the Rights Plan to a Flip-in Event which occurs through inadvertence, subject to the "inadvertent" Acquiring Person reducing its holding of the Corporation's shares within an agreed upon time. Other waivers of the Rights Plan will require shareholder approval.

     Amendment

     Any amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan's validity as a result of changes in legislation) will require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

     Shareholder Approval

     To be effective, the resolution approving the amended Rights Plan must be passed by a majority of the votes cast at the Meeting. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote "For" the resolution approving the amended Rights Plan. The amendment of the Rights Plan is not being proposed by the board of directors in response to, or in anticipation of, any offer or take-over bid. The board of directors has determined that the amended Rights Plan is in the best interests of the Corporation and its shareholders and recommends that shareholders vote "For" the resolution approving the amended Rights Plan.

Medicure Inc. Management Proxy Circular	Page 18

     A copy of the Rights Plan, as amended, will be available at the Meeting or upon request to the Secretary of the Corporation, by telephone (204) 487-7412, by fax (204) 488-9823, by mail: 4-1200 Waverley Street, Winnipeg Manitoba, R3T OP4, or by email: dhenley@medicure.com, up to and including the day of the Meeting.

F. Other Business

     Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

DIRECTORS' AND OFFICERS' INSURANCE

     Under the Corporation's by-laws, the Corporation indemnifies its officers and directors to the extent permitted by the Canada Business Corporations Act. The Corporation has purchased insurance permitted under subsection 124(6) of that Act for the benefit of its directors and officers in respect of certain liabilities, which may be incurred by them in such capacities.

     The above mentioned insurance provides coverage of $5,000,000 per loss and $5,000,000 in the aggregate for claims made anywhere in the world, subject to a deductible up to $250,000 per corporate loss. The annual premium for the policy is $210,000 and has been paid by the Corporation.

AUDIT COMMITTEE

     The Audit and Finance Committee oversees the Corporation's financial reporting process on behalf of the Board. Management has the responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit and Finance Committee reviewed the audited consolidated financial statements included in the Corporation's annual report for the year ended May 31, 2008 (the "Annual Report") with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.

     The Audit and Finance Committee reviewed the audited consolidated financial statements included in the Annual Report with the Corporation's independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with Canadian generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Corporation's accounting principles and such other matters as are required to be discussed with the Audit and Finance Committee under Canadian generally accepted auditing standards. In addition, the Audit and Finance Committee has discussed with the independent auditors the auditors' independence from management and the Corporation including the matters in the written disclosures provided to the Audit and Finance Committee by the independent auditor and considered the compatibility of non-audit services with the auditors' independence.

     The Audit and Finance Committee discussed with the Corporation's independent auditors the overall scope and plans for their audit. The Audit and Finance Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting. The Audit and Finance Committee held four meetings during the year ended May 31, 2008. In reliance on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. The Audit and Finance Committee and the Board have also recommended, subject to Shareholder approval, the selection of the Corporation's independent auditor for the upcoming financial year.

Medicure Inc. Management Proxy Circular	Page 19

For more information about the Audit and Finance Committee as required by Part 5 of Multilateral Instrument 52-110, see pages 48 - 54 in our Form 20-F for the financial year ended May 31, 2008, available electronically at www.sedar.com.

Report Submitted by the Audit and Finance Committee

Kishore Kapoor	Dr. Arnold Naimark	Gerald P. McDole	Peter Quick	David Banks
Chairperson

Medicure Inc. Management Proxy Circular	Page 20

AUDITOR INDEPENDENCE

     KPMG is the auditor of the Corporation and provides financial advisory and other non-audit services to the Corporation and its subsidiaries. The Audit and Finance Committee of the Corporation has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

     The total fees paid or accrued by the Corporation for audit and other services provided by KPMG during 2008 and 2007 were:

2008	2007
$187,285	$55,600	Audit Fees
$25,285	$124,850	Audit-related Fees
$-	$3,825	Non-audit Fees
$213,570	$184,275	Total Fees

CORPORATE GOVERNANCE

     The Board believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Corporation. The system of corporate governance should reflect the Corporation's particular circumstances, having always as its ultimate objective, the best long-term interests of the Corporation and the enhancement of value for all shareholders.

     National Instrument 58-101 Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, requires that listed companies disclose their policies with respect to corporate governance in their annual reports or information circulars. This disclosure must be made with reference to the corporate governance guidelines of National Policy 58-201 Corporate Governance Guidelines (the "Guidelines"). The Corporation's Board has reviewed the Guidelines and the Corporation's own corporate governance practices. Below, the Corporation's policies are compared to the Guidelines.

Corporate Governance Disclosure Requirement	Compliance	Comments
1. (a) Disclose the identity of Directors who are independent.	Yes

The Executive Compensation, Nominating and Corporate Governance Committee has reviewed the independence of each Director on the basis of the definition in section 1.4 of MI 52-110, as amended. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 5 out of 6 of the nominees proposed by Management for election to the Board are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

Dr. Arnold Naimark
Gerald McDole
Peter Quick
Kishore Kapoor
David Banks

Medicure Inc. Management Proxy Circular	Page 21

Corporate Governance Disclosure Requirement	Compliance	Comments
(b) Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Yes
The Executive Compensation, Nominating and Corporate Governance Committee has determined, after reviewing the roles and relationships of each of the Directors, that the following 1 out of 6 members of the Board are not independent from the Company:

Dr. Albert D. Friesen, President and CEO

(c) Disclose whether or not a majority of the Directors are independent.	Yes	Five of the six directors are independent of the Corporation.
(d) If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the other Director and the other issuer.	Yes
Dr. Albert D. Friesen - Chairman and Director of Kane Biotech Inc., Miraculins Inc. and Waverley Biotech Inc.
Gerald McDole - Director of Paladin Labs Inc.,
Cipher Pharmaceuticals Inc. and NeuroMedix Inc.
Peter Quick - Director of Reckson Associates Realty Corp.
Kishore Kapoor - Director of Manitoba Telecom Services Inc.
David Banks - Director of Dynex Power Inc.,
Nightingale Informatix Corporation and Penna Consulting plc.

(e) Disclose whether or not the independent Directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held during the most recently completed fiscal year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.	Yes

As part of every regularly scheduled Board and committee meeting, the independent Directors are given the opportunity to meet separately from management and the non-independent director.

There was one meeting of the independent Directors with the independent auditor in the financial year ended May 31, 2008. Board committees are entirely composed of independent Directors and meet without management when required.

Medicure Inc. Management Proxy Circular	Page 22

Corporate Governance Disclosure Requirement	Compliance	Comments
(f) Disclose whether or not the chair of the Board is an independent Director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	No

The chair of the Board is not independent. The chair is Dr. Albert D. Friesen, President and CEO of the Corporation. However, the Board believes that it is important to support the independence of the Board from management. Accordingly, the Board has put other structures in place to support the independence of the Board, including the formalization of the leadership positions played by the chair of the Executive Compensation, Nominating, and Corporate Governance Committee and the chair of the Audit and Finance Committee. In addition, the independent directors meet separately from management as required.

(g) Disclose the attendance record of each Director for all board meetings held since the beginning of the most recently completed financial year.	Yes

Dr. Albert D. Friesen - 16 of 16 meetings
Dr. Arnold Naimark - 15 of 16 meetings
Gerald McDole - 16 of 16 meetings
Peter Quick - 16 of 16 meetings
Kishore Kapoor - 15 of 16 meetings
David Banks - 7 of 9 meetings (1)

1. David Banks did not join the board until December 5, 2007

2. Disclose the text of the board's written mandate.	Yes	Please refer to Schedule "B" for the written mandate of the Board.
3. (a) Disclose whether or not the board has developed written position description for the chair and the chair of each board committee.	Yes

The Board has developed written position descriptions for the Chairman of the Board, as well as for the Chairman of the Audit and Finance Committee and the Chairman of the Executive Compensation, Nominating and Corporate Governance Committee. Their duties reflect the responsibilities of the committees whose charters are available on the Corporation's Web site (www.medicure.com).

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	Yes

The CEO's duties and responsibilities have gradually evolved through continued interactions and consulting with the Board. The Executive Compensation, Nominating and Corporate Governance Committee reviews and discusses the CEO's objectives which include: management of the corporation including its physical, financial, and human resources and maximizing of shareholder value. Performance of the CEO is assessed based on the achievement of the corporate objectives and strategic plans.

4. (a) Briefly describe what measures the board takes to orient new members regarding

Medicure Inc. Management Proxy Circular	Page 23

Corporate Governance Disclosure Requirement	Compliance	Comments
(i) the role of the board, its committees and its Directors, and	Yes

The Board has an orientation program in place for new Directors which the Board feels is appropriate having regard to the current makeup of the Board. Each Director receives relevant corporate and business information on the Company, the Board, and its Committees. The Directors regularly meet with Management and are given periodic presentations on relevant business issues and developments.

(ii) the nature and operation of the issuer's business	Yes
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its Directors.	Yes	Presentations are made to the Board from time to time to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards.
5. (a) Disclose whether or not the board has adopted a written code for its Directors, officers and employees. If the board has adopted a written code:	Yes

The Company's Board has adopted a Code of Ethics applicable to directors, officers and employees, copies of which are available on the Corporation's Web site (www.medicure.com). A copy may also be obtained upon request to the Secretary of the Corporation at its head office, 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.

The Executive Compensation, Nominating and Corporate Governance Committee regularly monitors compliance with the Code and also ensures that Management encourages and promotes a culture of ethical business conduct.

The Corporation has developed and the Board has approved various corporate policies, including the Disclosure Policy and the Whistleblower Policy.

(i) disclose how an interested party may obtain a copy of the written code;	Yes
(ii) describe how the board monitors compliance with its code; and	Yes

(iii) provide a cross-reference to any material report(s) filed since the beginning of most recently completed fiscal year that pertains to any conduct of a Director or executive officer that constitutes a departure from the code.

	Yes	The Board has not granted any waiver of the Code of Ethics in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

(b) describe any steps the board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

Yes

The Executive Compensation, Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest by Directors and ensures that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

Medicure Inc. Management Proxy Circular	Page 24

Corporate Governance Disclosure Requirement	Compliance	Comments
(c) describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Corporation's Board has adopted a Code of Ethics applicable to directors, officers and employees.
6 (a) Describe the process by which the board identifies new candidates for board nomination;	Yes
This responsibility has been assigned to the Executive Compensation, Nominating and Corporate Governance Committee, each of which is comprised of four Directors, all of whom have been affirmatively determined by the Board to be independent. The purpose of the Executive Compensation, Nominating and Corporate Governance Committee is, amongst other things, to identify and recommend individuals to the Board for nomination to the Board as members of the Board and its committees.

The Charter of the Executive Compensation, Nominating and Corporate Governance Committee is available on the Corporation's Web site (www.medicure.com). A copy may also be obtained upon request to the Secretary of the Corporation at its head office, 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.

For purposes of filling vacancies on the Board, the Executive Compensation, Nominating and Corporate Governance Committee would recommend nominees to the Board, review the qualifications of prospective members, and determine their relevance taking into consideration current Board composition and the anticipated skills required to round out the capabilities of the Board.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent Directors; and	Yes
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes

Medicure Inc. Management Proxy Circular	Page 25

Corporate Governance Disclosure Requirement	Compliance	Comments
7. (a) Describe the process by which the board determines the compensation for the Corporation's directors and officers;	Yes

The Executive Compensation, Nominating and Corporate Governance Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for non-executive Directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a Director's independence. The Committee regularly reviews the compensation practices of comparable companies with a view to align the Corporation's non-executive Directors' compensation with a comparator group median. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

The Board has appointed the Executive Compensation, Nominating and Corporate Governance Committee and assigned to it responsibility for recommending compensation for officers employed by the Corporation to the Board. CEO compensation is approved by the Committee.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent Directors; and	Yes	The Executive Compensation, Nominating and Corporate Governance Committee is comprised of four Directors, all of whom have been affirmatively determined by the Board to be independent.
(c) If the board has a compensation committtee, describe the responsibilities, powers and operation of the compensation committee.	Yes

The Executive Compensation, Nominating and Corporate Governance Committee Charter is available on the Corporation's Web site (www.medicure.com). A copy may also be obtained upon request to the Secretary of the Corporation at its head office, 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.

The duties and responsiblities of the Executive Compensation, Nominating and Corporate Governance Committee include regularly reviewing the compensation principles and practices followed by the Corporation.

8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not applicable	The Corporation does not have any board committees other than the Audit and Finance and Executive Compensation, Nominating and Corporate Governance Committees.

Medicure Inc. Management Proxy Circular	Page 26

Corporate Governance Disclosure Requirement	Compliance	Comments

9. Disclose whether or not the board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessements are regularly conducted, describe the process used for the assessments.

Yes

The Executive Compensation, Nominating and Corporate Governance Committee assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the shareholders at the next annual meeting.

ADDITIONAL INFORMATION

Additional information regarding the Corporation can be obtained on SEDAR (www.sedar.com). Financial information regarding the Corporation is contained in the Corporation's comparative annual financial statements for the year ended May 31, 2008, as well as in the Corporation's most recent Management's Discussion and Analysis ("MD&A"). Shareholders requesting copies of the Corporation's most recent financial statements and MD&A can contact the Secretary of the Corporation at 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.

CERTIFICATE

The contents and the distribution of this information circular have been approved by the Board of the Corporation.

DATED at the City of Winnipeg, in the Province of Manitoba this 12th day of September, 2008.

(Signed) "Albert D. Friesen"
Dr. Albert D. Friesen,
CEO, Chairman and President

Medicure Inc. Management Proxy Circular	Page 27

Schedule "A"

MEDICURE INC

BY-LAW AMENDMENTS

ORDINARY RESOLUTION OF SHAREHOLDERS

RESOLVED THAT:

1. By-law Number 2, an amending by-law, in substantially the form below; is hereby confirmed and approved:

BY-LAW NO. 2

A by-law to amend By-law No. 1 of

Medicure Inc. (the "Corporation")

BE IT ENACTED as a by-law of the Corporation as follows:

1. Section 7.04 of By-law No. 1 of the Corporation is hereby repealed in its entirety and replaced with the following provision:

"Surrender of Certificates - In the case of shares represented by a certificate, no transfer shall be recorded unless or until the certificate representing the shares to be transferred has been surrendered and cancelled."

2. Section 7.05 of By-law No. 1 of the Corporation is hereby repealed in its entirety and replaced with the following provision:

"Evidence of Ownership of Shares - Every shareholder is entitled at their option to a share certificate or a non-transferable written acknowledgment of their right to obtain such a share certificate from the Corporation in respect of the shares held by them. To the extent that the shares are represented by share certificates, the share certificates shall, subject to compliance with the Act, be in such form as the board may from time to time by resolution approve and such share certificates shall be signed by any two officers holding office at the time of signing notwithstanding any change in the persons holding said offices between the time of actual signing and the issuance of the certificates, provided that if the Corporation shall have only one officer or if one individual shall hold all offices, share certificates shall be signed by such sole officer or individual. Certificates so signed shall be valid and binding upon the Corporation. Where the Corporation has appointed a transfer or a branch transfer agent, the signature of all officers may be engraved, lithographed or otherwise mechanically reproduced upon certificates for shares in the capital of the Corporation, and when counter-signed by or on behalf of a transfer agent or a branch transfer agent of the Corporation, certificates so signed shall be deemed to have been manually signed by the officer or officers of the Corporation whose signature or signatures are so engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid to all intents and purposes as if they had been manually signed."

Medicure Inc. Management Proxy Circular	Page 28

Schedule "B"

MEDICURE INC.

BOARD OF DIRECTORS'
MANDATE

The Board of Directors (the "Board") of Medicure Inc. (the "Company") is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company, in accordance with applicable law, the Company's Bylaws and applicable rules and regulations of the Toronto Stock Exchange.

The Board is elected by the shareholders and represents all shareholders' interests in continuously creating shareholder value. The following is the mandate of the Board.

  Advocate and support the best interests of the Company.

  Review and approve strategic, business and capital plans for the Company and monitor management's execution of such plans.

  Review whether specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance.

  Review the principal risks of the Company's business and pursue the implementation by management of appropriate systems to manage such risks.

  Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken if performance falls short of goals.

  Review measures implemented and maintained by the Company to ensure compliance with statutory and regulatory requirements.

  Select, evaluate, and compensate the President and Chief Executive Officer ("CEO").

  Annually review appropriate senior management compensation programs.

  Adopt a disclosure policy for the Company and monitor the practices of management against the Company's disclosure policy to ensure appropriate and timely communication to shareholders of material information concerning the Company.

  Monitor safety and environmental programs.

  Monitor the development and implementation of programs for management succession and development (including appointing, training and monitoring senior management).

  Approve selection criteria for new candidates for directorship.

  Provide new directors with a comprehensive orientation, and provide all directors with continuing education opportunities.

  Assure shareholders of conformity with applicable statutes, regulations and standards (for example, environmental risks and liabilities, and conformity with financial statements).

  Regularly conduct assessments of the effectiveness of the Board, as well as the effectiveness and contribution of each Board committee and each individual director.

Medicure Inc. Management Proxy Circular	Page 29

  Establish the necessary committees to monitor the Company.

  Provide advice to and act as a sounding board for the President and CEO.

  Discharge such other duties as may be required in the good stewardship of the Company.

  To the extent feasible, ensure that the President and CEO and other executive officers create a culture of integrity throughout the Company.

  Adopt a strategic planning process and approve, on at least an annual basis, a strategic plan, which takes into account, among other things, the opportunities and risks of the business.

  Develop the Company's internal control and management information systems.

  Develop the Company's approach to corporate governance, including the development of a set of corporate governance principles and guidelines that are specifically applicable to the Company.

  Permit stakeholders to provide feedback to at least one independent Director annually at the Company's Annual General Meeting.

Members of the Board of Directors are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and Committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

The Board shall review and reassess the adequacy of this Mandate at least annually and otherwise, as it deems appropriate. The performance of the Board shall be evaluated with reference to this Mandate annually.

The Board shall ensure that this Mandate is disclosed on the Company's website (www.medicure.com) and that this Mandate or a summary of it which has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements.